

September 30, 2010

Ruth Porat
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed April 12, 2010**
> **Form 8-K**
> **Filed April 21, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2010**
> **Filed May 7, 2010**
> **File No. 001-11758**

Dear Ms. Porat:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Robert Telewicz
        Senior Staff Accountant